

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170016

DIVISION OF
CORPORATION FINANCE

January 13, 2017

Kate Luthy
AT&T Inc.
katherine.j.luthy@att.com

Re: AT&T Inc.

Dear Ms. Luthy:

This is in regard to your letter dated January 13, 2017 concerning the shareholder proposal submitted by Pax World Mutual Funds for inclusion in AT&T's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that AT&T therefore withdraws its December 19, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Heather Smith
Pax World Management LLC
hsmith@paxworld.com

**From:** LUTHY, KATE (Legal) [mailto:kl9791@att.com]
**Sent:** Friday, January 13, 2017 10:21 AM
**To:** shareholderproposals
**Cc:** hsmith@paxworld.com; WIRTZ, WAYNE A (Legal)
**Subject:** RE: Shareholder proposal submitted to AT&T Inc. by Pax World Mutual Funds

This email is to confirm that AT&T has withdrawn its request for a no action letter in connection with the above referenced proposal.

**From:** LUTHY, KATE (Legal)
**Sent:** Thursday, January 12, 2017 3:01 PM
**To:** Office of Chief Counsel <shareholderproposals@sec.gov>
**Cc:** 'hsmith@paxworld.com' <hsmith@paxworld.com>; WIRTZ, WAYNE A (Legal) <ww0118@att.com>
**Subject:** FW: Shareholder proposal submitted to AT&T Inc. by Pax World Mutual Funds

Pursuant to Rule 14a-8(j), please find correspondence from AT&T regarding the withdrawal of the shareholder proposal of the Pax World Mutual Funds.

**From:** Heather Smith [mailto:hsmith@paxworld.com]
**Sent:** Thursday, January 12, 2017 10:46 AM
**To:** LUTHY, KATE (Legal) <kl9791@att.com>
**Cc:** MARSHALL, CYNT <cm2478@att.com>
**Subject:** RE: Shareholder proposal submitted to AT&T Inc. by Pax World Mutual Funds

Attached please find Pax World's withdrawal of our shareholder proposal submitted on November 7, 2016 regarding pay equity. We look forward to continuing a dialogue in 2017.

Sincerely,

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow St., Suite 400
Portsmouth, NH 03801

603-501-7351
603-431-8732 (fax)
www.paxworld.com


PAX
Pax World Mutual Funds

Please consider the environment before printing this email.

**From:** LUTHY, KATE (Legal) [mailto:kl9791@att.com]
**Sent:** Monday, December 19, 2016 6:55 PM
**To:** Office of Chief Counsel <shareholderproposals@sec.gov>
**Cc:** Heather Smith <hsmith@paxworld.com>
**Subject:** Shareholder proposal submitted to AT&T Inc. by Pax World Mutual Funds

Pursuant to Rule 14a-8(j), please find AT&T’s notice of intent to exclude the shareholder proposal of Pax World Mutual Funds from AT&T’s 2017 proxy materials.

Kate Luthy
Director – SEC Compliance and Legal Counsel
Phone:  214-757-4666
E-mail:  Katherine.j.luthy@att.com



January 12, 2017

Ms. Stacey S. Maris
Senior Vice President & Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, TX 75202

Dear Ms. Maris:

Pursuant to our discussion on January 11, 2017, Pax World Mutual Funds (Pax World) hereby withdraws our shareholder proposal filed on November 7, 2016 regarding Pay Equity for consideration at the 2017 annual shareholder meeting in exchange for AT&T agreeing to withdraw the No- Action request it filed in response to our proposal and to participate in an ongoing dialogue with Pax World on this issue.

This letter hereby acknowledges that Pax World formally withdraws our request to have our resolution presented on the 2017 Proxy Statement and be put to a vote by shareholders of the company.

We look forward to continuing the dialogue in 2017.

Sincerely,



Joseph F. Keefe
*President & CEO*
Pax World Mutual Funds

Cc: Cynt Marshall, SVP-HR & Chief Diversity Officer



**Wayne Wirtz**
Vice President, Associate
General Counsel, and
Assistant Secretary

AT&T Inc.
One AT&T Plaza
208 S. Akard Street
Dallas, TX 75202

T: 214.757.3344
F: 214.746.2273
wayne.wirtz@att.com

1934 Act/Rule 14a-8

December 19, 2016

***By email to shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2017 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of Pax World Mutual Funds Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, AT&T Inc. ("AT&T" or the "Company") hereby notifies the Staff of the Division of Corporation Finance of its intention to exclude a shareholder proposal (the "Proposal") submitted by Pax World Mutual Funds ("Pax World" or the "Proponent") from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials") because the Proposal relates to the Company's ordinary business operations.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via e-mail in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising it of AT&T's intention to omit the Proposal from its 2017 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that, if it elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence must be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and *Staff Legal Bulletin 14D* (Nov. 7, 2008).

## I. The Proposal

On November 7, 2016, Pax World submitted the Proposal and a cover letter to the Company, which were received on November 8, 2016. The cover letter, Proposal and supporting statements are attached as *Exhibit A*. The Proposal reads, in part, as follows:

*Shareholders request that AT&T prepare a report by October 2017, at reasonable expense and omitting proprietary information, on the Company's policies and goals to reduce the gender pay gap. For investors to assess the Company's strategy and performance, the report should include the percentage pay gap between male and female employees, policies to address the pay gap and reduction targets.*

*The Organization for Economic Cooperation and Development has defined the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings.*

## II. A Preliminary Note on Diversity at AT&T

Diversity and inclusion are essential to AT&T's culture and success. Engaging in practices that support diversity, inclusion and equality is a basic part of how the Company does business. The Company's commitment to diversity and inclusion has been visible and steadfast for nearly half a century. It dates back to the establishment of AT&T's supplier diversity program in 1968 and its first employee resource group in 1969.

In 2016, AT&T signed the White House Equal Pay Pledge. Our signature reinforces and validates what we already deliver to our employees: equal pay for comparable work, experience and performance, regardless of gender, race, religion or age. AT&T was recently named as one of the "2016 Top Companies for Executive Women" by the National Association for Female Executives. The Company was also recognized as "One of the 2016 Best Workplaces for Diversity" by global research and consulting firm Great Place to Work™ and Fortune.

AT&T is proud to continue the practices that have created a fair and equitable workplace. And, in fact, Pax World has recognized the Company for its commitment to gender diversity on its board of directors and executive management. Since 2014, AT&T has been a component of the Pax Ellevate Global Women's Index Fund (PXWEX), which invests in the highest-rated companies in the world in advancing women's leadership.

## III. The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission identified two central considerations underlying the ordinary business exclusion. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

*A. The Proposal Relates to Matters Currently Being Litigated by the Company*

AT&T has at least five separate active litigation matters pending (in addition to any threatened matters) in which claims of pay discrimination and failure to promote because of gender have been alleged. In two of these matters, the individuals attack the workplace policies and practices in place at AT&T by specifically alleging, "AT&T fosters a sexually discriminatory work environment." While AT&T vigorously denies these allegations, the allegations raised in these five matters are identical to the issues raised in the Proposal including the elimination of any inequitable gender pay gap that may exist in the workplace. Implementation of the Proposal would circumvent the discovery process, and require the Company to provide the same information being sought in the lawsuit, without the protections provided by the rules of civil procedure. The Staff has long viewed proposals that relate to current or potential litigation matters that involve the company as properly excludable under Rule 14a-8(i)(7). *See General Electric Company* (Feb. 3, 2016) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal asks for a report assessing all potential sources of liability related to PCB discharges); *Chevron Corp.* (Mar. 19, 2013) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal requested that the company review its "legal initiatives against investors"); *CMS Energy Corp.* (Feb. 23, 2004) (excluding a proposal requiring the company to void any agreements with two former members of management and initiate action to recover all amounts paid to them, where the Staff noted that the proposal related to the "conduct of litigation"); and *NetCurrents, Inc.* (May 8, 2001) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal required the company to file suit against certain of its officers for financial improprieties).

In addition, where the subject matter of a proposal was the same or similar to that of current litigation against the company, the Staff has consistently concurred in the exclusion of the proposal from the company's proxy materials under Rule 14a-8(i)(7). In *Wal-Mart Stores, Inc.* (April 14, 2015), the Staff agreed that the company had some basis to exclude a shareholder proposal under Rule 14a-8(i)(7) since the company was "presently involved in litigation relating to the subject matter of the proposal." In that case, both the shareholder proposal and the pending litigation involved allegations of an inequitable gender pay gap, the very same issues involved in the Proposal and the litigation pending against AT&T. The Staff went on to express its longstanding principal that "[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7)." *Id.* The Staff has taken a similar position in earlier letters as well. *See Johnson & Johnson* (Feb. 14, 2012) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7), where the Staff noted that "the company is presently involved in litigation relating to the subject matter of the proposal" and where implementation would have required the company to report on "new initiatives instituted by management to address the health and social welfare concerns of people harmed by adverse effects from Levaquin," such disclosure of which could be asserted as an admission of liability in litigation against the company); *Reynolds American Inc.* (Mar. 7, 2007) (proposal requesting that the company provide information on the health hazards of secondhand smoke excludable under Rule 14a-8(i)(7) where the company was currently litigating six separate cases alleging injury as a result of exposure to secondhand smoke, and where implementation of the proposal would require the company to admit the alleged health hazards of secondhand smoke—a public position that would adversely affect the company's defense of the lawsuits); and *R. J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (concurring in the exclusion of a proposal requiring the company to stop using the terms "light," "ultralight," "mild" and other similar words in marketing cigarettes until shareholders could be assured through independent research that such brands reduce the risk of smoking-related diseases, when the company was defending multiple lawsuits alleging that such terms were deceptive and which implementation of the proposal "would be a *de facto* admission by the [c]ompany that 'light' and 'ultralight' cigarettes do not pose reduced health risks as compared to regular cigarettes").

Similar to the matters pending in *Wal-Mart Stores, Inc.*, one of the principal legal issues in each of the pay discrimination lawsuits pending against AT&T is whether there is a difference in compensation paid to men and women holding the same job title. Having to report a percentage pay gap between male and female employees and to set goals to reduce a gender pay gap would presuppose that gender-based pay inequity exists at the Company, yet whether such inequity exists is the very contention that is at issue in the pay discrimination litigation. The Proposal interferes with the Company's defense of its pending litigation on matters of compensating its employees, and as a result may be properly excluded from the Company's proxy materials.

*B. The Proposal Focuses on Matters that Relate to Explicit Workplace Practices*

The Proposal is also excludable as relating to the Company's ordinary business operations because it attempts to micro-manage AT&T's management of its workplace practices. Specifically, the Proposal goes beyond simply seeking to reduce an alleged pay gap by requiring the Company to report on all of its "policies and goals to reduce the gender pay gap," which, given the Proponent's link between pay equity and diversity, such policies and goals may encompass all facets of diversity (gender, race, job status, socio-economic status, etc.). In addition, such policies would relate directly to the Company's practices in hiring, promoting, retaining and compensating its employees. Such an expansive result would intrude about the manner in which the Company manages its employees and workplace environment and would conflict with the Staff's long-standing view that the general administration of a company's internal operating policies and practices, including the terms of such policies and practices, constitutes activities that are part of a company's ordinary business operations. *See, e.g.*, *FedEx Corp.* (Jul. 7, 2016) (where the Staff concurred in the exclusion of a proposal requesting the company include a fossil-free 401(k) retirement plan in its selection of retirement plan options as "the proposal relates to the terms of [the company's] employee retirement plans"). As such, the Proposal infringes upon management's core function of overseeing business policies and practices and "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *1998 Release*.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies and practices and the terms thereof (ranging from benefit plans to ethics, conflict of interest and other policies concerning employees) may be excluded pursuant to Rule 14a-8(i)(7) because they infringe on management's core functions. *See, e.g.*, *FedEx Corp.* (Jul. 7, 2016) (concurring in the exclusion of a proposal relating to the terms of the company's employee retirement plans); *Costco Wholesale Corp.* (Sept. 26, 2014) (concurring in the exclusion of a proposal relating to the company's policies concerning its employees, specifically, a revised Code of Conduct that includes an anti-discrimination policy); *Willis Group Holdings Public Limited Co.* (Jan. 18, 2011) (concurring in the exclusion of a proposal relating to the terms of the company's ethics policy under Rule 14a-8(i)(7)); and *Honeywell International Inc.* (Feb. 1, 2008) (concurring in the exclusion of a proposal relating to the company's terms of its conflicts of interest policy).

In addition, as noted in the 1998 Release, "the management of the workforce, such as the hiring, promotion, and termination of employees" is a matter that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." The Staff has consistently concurred with excluding proposals relating to management of the workforce, including hiring and promoting employees. *See, e.g.*, *Merck & Co. Inc.* (Mar. 6, 2015) (proposal to fill entry level positions only with outside candidates excludable under Rule 14a-8(i)(7) where the Staff noted that "the proposal relates to procedures for hiring and promoting employees. Proposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7)"); *Starwood Hotels & Resorts Worldwide, Inc.* (Feb, 14, 2012) (proposal that, by a certain date, management verify United States citizenship for certain workers excludable under Rule 14a-8(i)(7), noting that "[p]roposals concerning a company's management of its workforce are generally excludable under rule 14a-8(i)(7)"); *National Instruments Corp.* (Mar. 5, 2009) (proposal to adopt detailed succession planning policy is excludable); *Wilshire Enterprises, Inc.* (Mar. 27, 2008) (proposal to replace the current chief executive officer is excludable); and *Wells Fargo & Company* (Feb. 22, 2008) (proposal not to employ individuals who had been employed by a credit rating agency during the previous year excludable). In *United Technologies* (Feb. 19, 1993), the Staff stated the following:

> As a general rule the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation.

Pax World's Proposal requests a report on the Company's "policies and goals to reduce the gender pay gap," but such policies and goals are inextricably linked to the Company's policies for hiring, promoting and retaining its non-executive workforce. The Proponent's supporting statement focuses on gender pay equity as a means to address the Company's workforce composition and productivity, noting that evidence links "pay equity to greater diversity and strong links between management diversity, financial performance and more robust decision making." AT&T's employment policies and practices insofar as they relate to gender equity, diversity and productivity are matters that fall squarely within the Company's management of its workforce.

The Staff has also permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. *See Staff Legal Bulletin No. 14A* (July 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)."

Here, Pax World's Proposal requests a report on the percentage pay gap between male and female employees and the supporting statement alludes to the Company analyzing the compensation of employees at all levels ("companies would be well served by understanding the equity attributes of their pay, at all levels of the corporation"). By calling for information about the "equity attributes" of pay, the Proposal focuses directly on the manner in which AT&T compensates its non-executive employees, and thus the Proposal is excludable under the Staff's bright-line analysis.

The Company is aware that in *Exxon Mobil Corp.* (Mar. 18, 2015) the Staff did not concur with the exclusion under Rule 14a-8(i)(7) of a proposal that addressed gender pay equity. However, that proposal called only for a report on the percentage of women at different compensation levels without calling for changes in the gender composition of the workforce or compensation practices. In contrast, Pax World's Proposal calls for the Company to set targets to reduce any alleged gender pay gap, without setting forth any reason to believe that there is a pay gap, and to disclose policies that would do so, and thus relates directly to the management of the Company's workforce. Proposals that seek to mandate policies regarding workforce management have been excluded in the past. *See, e.g.*, *Apache Corp.* (Mar. 5, 2008) (proposal excludable under Rule 14a-8(i)(7) because it sought implementation of equal employment opportunity policies directly affecting the company's workforce management).

* * * * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that the Company may properly exclude the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Yours truly,



Wayne A. Wirtz

Enclosures

cc: Heather Smith
(Pax World Mutual Funds)

# Exhibit A



November 7, 2016

Ms. Stacey S. Maris
Senior Vice President & Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, TX 75202



Dear Ms. Maris:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2016 proxy statement of AT&T Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding pay equity, at the 2017 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of the Company's shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

I represent that Pax World or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. We have attached a letter confirming our proof of ownership.

We welcome the opportunity to discuss this proposal with you in greater detail. Please contact Heather Smith by email at hsmith@paxworld.com or by phone at (603) 501-7351 if you have any questions regarding this matter.

Sincerely,



Joseph F. Keefe
*President & CEO*
Pax World Mutual Funds

Encl. Resolution Text
Proof of Ownership Letter

## Pay Equity Report

**Whereas:**

The median income for women working full time in the U.S. is reported to be 79% of that of their male counterparts. At the current rate of progress, it will be decades before women reach pay parity.

The business case for gender diversity is well-established; a growing body of evidence links greater board and managerial diversity with better company financial performance. Credit Suisse has found that more diversity in management coincides with better corporate performance and higher stock market valuations. Research also shows that greater gender diversity brings increased innovation, better problem solving, stimulated group performance and enhanced company reputation.

Yet recent research from Mercer indicates that current female hiring, promotion and retention are insufficient to create gender equality over the next decade.

Women comprise 33% of AT&T's employees, and 36% of its management positions.

Mercer's research has shown a link between pay equity and greater gender diversity. Actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation." Among the best practices highlighted by McKinsey to achieve greater gender equality in the workplace is "tracking and eliminating gender pay gaps."

A recent Glassdoor study revealed the gender pay gap for women in the telecommunications industry in the U.S. is 4.6%, even after adding statistical controls.

Regulatory risks associated with pay equity exist. National efforts include the Lilly Ledbetter Fair Pay Act of 2009, an executive action by President Obama requiring companies that do business with the federal government to report pay data by gender and race and a proposed EEOC regulation that would require companies to report pay equity data. The Paycheck Fairness Act, introduced in Congress, would improve company-level transparency and strengthen penalties for equal pay violations. At the state level, California, Massachusetts, New York and Maryland recently enacted significant changes to their equal pay laws.

S&P 500 companies Apple, Expedia and eBay have publicly committed to pay equity and published the results of gender pay assessments.

**Resolved:**

Shareholders request AT&T prepare a report by October 2017, at reasonable expense and omitting proprietary information, on the Company's policies and goals to reduce the gender pay gap. For investors to assess the Company's strategy and performance, the report should include the percentage pay gap between male and female employees, policies to address the pay gap and reduction targets.

The Organization for Economic Cooperation and Development has defined the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings.

**Supporting Statement:**

With evidence linking pay equity to greater diversity and strong links between management diversity, financial performance and more robust decision-making, companies would be well served by understanding the equity attributes of their pay, at all levels of the corporation, by gender as well as other facets of diversity, such as race and ethnicity. Amid increasing regulatory and investor interest, it is apparent that companies should understand, manage, and report on pay equity to shareholders.



STATE STREET.

Global Services
Box 5501
Boston, MA 02206
www.statestreet.com

November 7, 2016

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: AT&T Inc. (00206R102)

Dear Ms. Smith,

State Street Bank & Trust Co., DTC Participant Code 0997, acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of AT&T Inc. with Cusip 00206R102 with a market value of at least $2,000 for a period of one year as of November 7, 2016.

AT&T Inc.
00206R102

Pax Ellevate Global Women's Index Fund
38,983.000
9L05

Pax Balanced Fund
425,700.000
9L10

Sincerely,

Derek Lai
Senior Associate